

December 23, 2010

By U.S. Mail and Facsimile to (212) 640-1285

Daniel T. Henry
Executive Vice President and Chief Financial Officer
American Express Company
200 Vesey Street, World Financial Center
New York, NY 10285

>   **Re: American Express Company**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2010**
>   **File No. 001-07657**

Dear Mr. Henry:

We have reviewed your response to our letter dated November 18, 2010 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the period ended September 30, 2010

Note 15. Contingencies, page 32

1. We note your response to comment 1 to our letter dated November 18, 2010 where you propose to provide disclosure in future filings about the aggregate range of possible losses in excess of the accrued liability (if any) related to those matters where an estimate is possible.   You have provided quantified information about the range of reasonable possible losses for "some" of the legal proceedings and government examinations you are subject to. While useful, we believe additional information to put this disclosure in context would further enhance the understandability of this information.   Please consider providing additional disclosure for the matters for which you are unable to provide an estimate of

reasonably possible losses in excess of the accrued liability, if any. Alternatively, information can be provided of the matters that a range of reasonably possible losses has been estimated. The objective would to allow a reader to determine which of the cases that an estimate has been made and those for which an estimate cannot be made.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 if you have any questions.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief